FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	March 22, 2010
OTCQX – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

Year End & Fourth Quarter Financial Results

FIRST MAJESTIC SILVER CORP. (FR-TSX) (the "Company") is pleased to announce the audited financial results for the Company's year ending December 31, 2009 and its fourth quarter ending December 31, 2009. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com.

Year End Highlights
Gross Revenue	CDN$71.5 million
Net Revenue	CDN$59.5 million
Mine Operating Earnings	CDN$18.5 million
Net Income after taxes	CDN$6.3 million
Earnings Per Share (EPS)	CDN$0.08
Silver Equivalent Production	4,337,103 oz. Ag eq.
Silver Equivalent Oz. Sold	4,233,703 oz. Ag eq.
Direct Cash Costs per ounce	US$5.61
Cash Costs per Ounce (all in)	US$8.49
Average Gross Revenue per Ounce Sold	CDN$16.89 (US$ 14.79)

Fourth Quarter Highlights
Gross Revenue	CDN$21.4 million
Net Revenue	CDN$18.4 million
Mine Operating Earnings	CDN$8.1 million
Net Income after taxes	CDN$2.5 million
Earnings Per Share (EPS)	CDN$0.03
Silver Equivalent Production	1,249,568 oz. Ag eq.
Silver Equivalent Oz. Sold	1,145,562 oz. Ag eq.
Direct Cash Costs per ounce	US$5.69
Average Gross Revenue per Ounce Sold	CDN$18.71(US$ 17.72)

2009 ANNUAL AND Q4 FINANCIAL PERFORMANCE AND HIGHLIGHTS

  Consolidated gross revenue (prior to smelting, refining and metal deductions) for the year ended 2009 was $71.5 million compared to $56.1 million in 2008, an increase of $15.4 million or 27.5%.
  Consolidated gross revenue (prior to smelting, refining and metal deductions) for the quarter ended December 31, 2009 (Q4) was $21,436,456 compared to $11,712,165 for the quarter ended December 31, 2008 for an increase of $9,724,291, or 83%. The improvement in revenues in the fourth quarter of 2009 is attributable to a 38% increase in equivalent silver ounces sold and a 32% increase in the average gross revenue per ounce realized. These improvements resulted in net revenue for the fourth quarter increasing from $9,106,605 in 2008 to $18,374,117 in 2009, an increase of 102%.

  In 2009 the Company shipped (sold) 4,233,703 ounces of silver equivalent at an average price of $16.89 per ounce (US$14.79) compared to 3,590,202 ounces in 2008 at an average price of $15.63 per ounce (US$14.66), representing an increase of 18% in shipments. The average COMEX trading price of silver in 2009 was US$14.68 per ounce.
  Total production for 2009 was 4,337,103 ounces of silver equivalents consisting of 3,797,520 ounces of silver, 2,670 ounces of gold, 6,587,074 pounds of lead and 8,913 pounds of zinc. This compares to the 4,229,998 ounces of silver equivalents produced in 2008, which consisted of 3,654,698 ounces of silver, 1,661 ounces of gold, 7,457,707 pounds of lead and 425,710 pounds of zinc.
  Net sales revenue (after smelting and refining charges and metals deductions) for 2009 was $59.5 million, an increase of 34.3% compared to $44.3 million for 2008. Smelting and refining charges and metal deductions decreased to 17% of gross revenue in 2009 compared to 21% of gross revenue in 2008. Average smelting charges for doré in 2009 were US$0.48 per equivalent silver ounce whereas for concentrates charges were US$3.96 per equivalent silver ounce.
  The Company generated net income for 2009 of $6.3 million, or earnings per common share (EPS) of $0.08 compared to a net loss in 2008 of $5.1 million or a loss per common share of ($0.07). Net income for 2009 was after deducting non-cash stock-based compensation expense of $3.3 million, a write-down of mineral properties of $2.6 million, a write-down of marketable securities of $0.4 million and an income tax recovery of $3.2 million. Neglecting the effect of write-downs, earnings per share in 2009 would have been $0.11 per share.
  Net income for the quarter ended December 31, 2009 was $2,492,488 or $0.03 per common share compared to a net loss of $5,538,906 or ($0.08) per common share in the quarter ended December 31, 2008, for an increase of $8,031,394.
  Direct cash costs per ounce of silver for 2009 decreased to US$5.61 per ounce of silver, compared to US$5.87 per ounce of silver for 2008. During 2009, the Company’s operations achieved operational efficiencies resulting in reductions in production costs per tonne and cash costs per ounce.
  Direct cash costs per ounce of silver for Q4 of 2009 decreased to US$5.69 per ounce of silver, compared to US$6.37 per ounce of silver for Q4 of 2008.
  Mine operating earnings for 2009 increased by 146% to $18.5 million, an increase of $11.0 million, compared to mine operating earnings of $7.5 million for 2008, due to an increase in sales volume from 3.6 million ounces of silver equivalent in 2008 to 4.2 million ounces in 2009, combined with an increase in sales revenue per ounce from $15.63 (US$14.66) in 2008 to $16.89 (US$14.79) in 2009.
  Mine operating earnings increased by 818% to $8,092,993 for the quarter ended December 31, 2009 from a mine operating loss of $1,126,697 for the same quarter in the prior year. This was primarily due to the increase in net revenue.
  The Company had operating income of $4.5 million for 2009 compared to an operating loss of $3.7 million for 2008, an increase of $8.2 million or 220%.
  Operating income increased by $5,758,869 or 152% to $1,971,450 for the quarter ended December 31, 2009, from an operating loss of $3,787,419 for the quarter ended December 31, 2008, due to the increase in mine operating earnings.
  During the fourth quarter of 2009, the new cyanidation plant at the La Encantada Silver Mine was commissioned and the ramp up process commenced. By the beginning of the second quarter of 2010, this new plant is expected to achieve commercial production, reaching full capacity of 3,500 tonnes-per-day and producing at an annualized rate of over four million ounces in Q2 of 2010. Total capitalized construction in progress at La Encantada at December 31, 2009 consisted of $31.3 million (US$29.8 million) with a further $2.9 million (US$2.7 million) advanced to contractors for equipment.
  During the year ended December 31, 2009, the Company raised a total of $35.3 million through a combination of debt and equity. New funds consisted of $29.4 million from equity issuances, $4.3 million from a Mexican government sponsored development loan, as well as $1.6 million from the pre-sale of lead concentrates from the La Parrilla mine. This compares to $41.6 million raised in the year ended December 31, 2008.
  During the year ended December 31, 2009, the Company invested $14.0 million in its mineral properties and a further $19.4 million in additions to plant and equipment on a cash basis. This compares to $24.5 million invested in its mineral properties and a further $14.9 million in additions to plant and equipment in the year ended December 31, 2008.
  During 2009, the Company reduced current liabilities by $19.6 million. This was achieved by (i) placing $14.3 million in a lawyers trust pending the outcome of the Company’s action against a previous majority owner of First Silver, (ii) settling certain other current liabilities amounting to $2.7 million by the issuance of 1,191,852 common shares, and (iii) through additional reductions of accounts payable and accrued liabilities by $2.6 million.

  In November 2009, First Majestic acquired Normabec Mining Resources Ltd. (“Normabec”) in an all-share transaction by way of plan of arrangement (the "Arrangement"). First Majestic acquired Normabec in exchange for the issuance directly to Normabec's shareholders of 0.060425 First Majestic shares and 0.25 shares of Brionor Resources Inc., a newly formed entity, for each Normabec common share outstanding. Normabec's primary asset is the Real de Catorce Silver Project which is located in the northern portion of San Luís Potosí State, Mexico. The results of operations of Normabec were consolidated into the operations of the Company effective November 14, 2009.

In Summary

First Majestic’s year ended on a very positive note, with the fourth quarter results being the strongest in the Company’s history. It is noteworthy that the strong results in 2009 can be primarily credited to the La Parrilla and San Martin operations as the La Encantada expansion project was commissioned in November and had not delivered significant production increases to year end.

Management is confident that 2010 will be an even better year financially for the Company, due to increases in production and profitability expected from the new 3,500 tpd cyanidation mill at La Encantada which is in the ramp up stage and is expected to reach full production in Q2.

First Majestic is a producing silver company focused in México and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“Signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.